Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-150327

Prospectus Supplement No. 1
(To Proxy Statement/Prospectus dated
September 4, 2008)

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
AND PROSPECTUS FOR UP TO 8,962,877 SHARES OF COMMON STOCK AND UP TO 1,306,627 COMMON STOCK PURCHASE WARRANTS OF FMG ACQUISITION CORP.

This Prospectus Supplement No. 1 (the “Prospectus Supplement”) supplements, and should be read in conjunction with, our proxy statement/prospectus dated September 4, 2008 (the “Prospectus”) with respect to the special meeting of stockholders of FMG Acquisition Corp. (“FMG”) to be held on September 29, 2008 (“Special Meeting”). This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained herein supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or additional supplements thereto.

The purpose of this Prospectus Supplement is to disclose:

•	the termination of our tender offer;
•
that FMG and certain of its officers, directors or affiliates, may pursue the purchase of shares of our common stock directly from a limited number of institutional stockholders in separate and privately negotiated transactions to be executed at or prior to the Special Meeting; and

•	certain amendments to our merger agreement with United Insurance Holdings L.C. (“United”).

TERMINATION OF TENDER OFFER

In the Prospectus, FMG stated that its tender offer, which began on August 29, 2008, was to expire at 5:00 PM Eastern Daylight Time on September 29, 2008. FMG has terminated the tender offer as of September 22, 2008. FMG has withdrawn the tender offer since it did not believe the business objectives of the tender offer could be met due to the procedural requirements of the tender offer rules. No shares were purchased by FMG pursuant to the tender offer, and all shares tendered to FMG will be promptly returned.

PURCHASE OF STOCK

FMG, and certain of its officers, directors or affiliates, intend to pursue the purchase of shares of common stock of FMG, par value $.0001 per share (the “Common Stock”) directly from a limited number of institutional stockholders of FMG in separate and privately negotiated transactions to be executed at or prior to the Special Meeting (the “Private Purchases”). FMG’s management believes there may be institutional stockholders who do not intend to approve the merger with United (the “Merger”) but are prepared to engage in private negotiations and sell their shares to avoid exercising their conversion rights. The Private Purchases will be contingent upon: (a) the selling stockholders voting in favor of the Merger and related proposals (the “Proposals”) at the Special Meeting, (b) approval of the Proposals at the Special Meeting and (c) the consummation of the Merger. The terms of each such Private Purchase shall be negotiated on a case by case basis. FMG’s Board of Directors has recommended that you vote “FOR” the Proposals; however, stockholders should individually analyze the Prospectus and this Prospectus Supplement and determine for themselves the course of action they should take. If FMG stockholders do not approve Proposals 1, 2, 3 and 5, or if the sale of promissory notes or the Merger shall not have taken place, no shares will be purchased in the Private Purchases. FMG will not offer to purchase any shares owned by any officer, director or special advisor of FMG.

Consistent with the sources of funds for the tender offer which was described in the Prospectus, the funding for any such privately negotiated arrangements pursuant to which FMG will purchase shares would be from our available funds after the closing of the Merger, including, but not limited to, the balance of proceeds held in the trust account, the working capital of United (as of the date of Merger), and the proceeds we receive in connection with our sale of promissory notes immediately prior to the Merger. Any purchases made by FMG’s officers, directors or affiliates will be made with funds from such officer, director or affiliate, as applicable.

Recommendation

THE BOARD OF DIRECTORS CONTINUES TO RECOMMEND THAT YOU VOTE IN FAVOR OF THE MERGER PROPOSAL AND ALL OTHER PROPOSALS AS SET FORTH IN THE PROSPECTUS DATED SEPTEMBER 4, 2008.

REVISED MERGER AGREEMENT

As of September 23, 2008, FMG, United Subsidiary Corp., a newly-incorporated Florida corporation and a wholly-owned subsidiary of FMG, and United Insurance Holdings L.C. entered into an Amendment to the Amended and Restated Agreement and Plan of Merger (“Merger Agreement”) as follows:

•	Section 1.3 (a), subsections (v), (vi) and (vii) were amended to remove references to the tender offer and now reads as follows:

“(v) In addition to Sections 1.3(a)(i)-(iv), a number of shares of Common Stock equal to the quotient obtained by dividing (A) by (B), in accordance with the allocation set forth in Exhibit A. For the purposes of this subsection, (A) is the product obtained by multiplying (1) the percentage of Common Stock which will be owned by the Members in the aggregate immediately following the Closing, after giving effect to the shares purchased by FMG, its officers, directors or affiliates in privately negotiated transactions with a limited number of institutional investors at or prior to the Special Meeting (the “Privately Purchased Shares”) and the Exchange Offer and (2) the amount of the original issue discount (“OID”) of the Notes and (B) is $8.00;

(vi) In addition to Sections 1.3(a)(i)-(v), a number of shares of Common Stock equal to the quotient obtained by dividing (A) by (B), in accordance with the allocation set forth in Exhibit A. For the purposes of this subsection, (A) is the product obtained by multiplying (1) the percentage of Common Stock which will be owned by the Members in the aggregate immediately following the Closing, after giving effect to the Privately Purchased Shares and the Exchange Offer and (2) ten percent (10%) of the amount of cash required for the Privately Purchased Shares above the sum of $11,232,884 (being the amount reserved for the conversion rights of the public stockholders) and the cash proceeds received from the sale of Notes and (B) is $8.00;

(vii) In addition to Sections 1.3(a)(i)-(vi), a number of shares of Common Stock equal to the product obtained by multiplying (A) and (B) and dividing the resulting product by (C), in accordance with the allocation set forth in Exhibit A. For purposes of this subsection, (A) is the percentage of Common Stock which will be owned by the Members in the aggregate immediately following the Closing, on a fully diluted basis, after giving effect to the Privately Purchased Shares and the Exchange Offer and (B) is the product obtained by multiplying the excess of the average per share price of the Privately Purchased Shares over $8.00 and the sum of (1) the number of shares of Common Stock received by the Company in the Exchange Offer and (2) the number of Privately Purchased Shares and (C) is $8.00; and”

•	Section 6.1(g) was amended to remove references to the tender offer and exchange offer and now reads as follows:

“(g) Private Placement. The Private Placement shall have been consummated.”

This Prospectus Supplement is dated September 23, 2008